CYTOGEN ANNOUNCES APPOINTMENT OF JOHN E. BAGALAY, JR.
          AS INTERIM CHIEF FINANCIAL OFFICER



PRINCETON, N.J., October 29, 1997  --  CYTOGEN Corporation
(NASDAQ:CYTO) today announced the appointment of John E. Bagalay, Jr. as interim Chief Financial Officer of the Company. Dr.
Bagalay's appointment to this position will be in addition to his existing role as Director.

In his capacity as Chief Financial Officer, Dr. Bagalay will oversee the financial and investment functions of the Company. Since September, 1989, Dr. Bagalay has served as Managing Director of Community Technology Fund, the venture capital affiliate of Boston University. Dr. Bagalay has been a member of the CYTOGEN Board of Directors since October 1995, and currently serves on the boards of directors of Seragen, Inc., Wave Systems Corporation and several privately-held companies in the biotechnology industry. Dr. Bagalay holds a B.A. in Politics, Philosophy and Economics, a Ph.D. in Political Philosophy from Yale University, and a J.D. from the University of Texas.

Thomas J. McKearn, President, Chief Executive Officer and Chairman of CYTOGEN stated, "Dr. Bagalay's appointment as Chief Financial Officer follows the departure of T.J. Madison from this position. Mr. Madison has left CYTOGEN and its subsidiaries because of differences over the business strategies of the Company and will return to pursuing interests in venture capital and investment banking."

CYTOGEN is a biopharmaceutical company engaged in the development, manufacture, and commercialization of products for the targeted delivery of diagnostic and therapeutic substances directly to disease sites. CYTOGEN has demonstrated its ability to develop new technology from early discovery through clinical development, regulatory approval and commercial-scale biologic manufacturing.